SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Embarcadero Technologies, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

290787100
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 290787100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,555,344 Common Shares
9 SOLE DISPOSITIVE POWER

1,555,344 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,555,344 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 290787100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

867,512 Common Shares
9 SOLE DISPOSITIVE POWER

867,512 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
867,512 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 290787100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,422,856 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,422,856 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,422,856 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 290787100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,422,856 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,422,856 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,422,856 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

    This Schedule 13D Amendment ("13D Amendment #2") amends the original Schedule 13D filed March 7, 2007 (the "Original 13D") and all subsequent amendments thereto (collectively, the "13D Filings"), and is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons").  The 13D Filings relate to the common stock, $.001 par value per share, of Embarcadero Technologies, Inc., a Delaware corporation (the “Issuer” or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock. Except as set forth herein, the Original 13D filing is unmodified.

ITEM 1. Security and Issuer

This Schedule 13D filing relates to the Common Stock of the Company.  The address of the principal executive offices of the Company is 100 California Street, Suite 1200, San Francisco, CA 94111.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 867,512 Common Shares reported hereunder was $5,270,656 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 1,555,344 Common Shares reported hereunder was $9,691,348 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective acquisition or disposal of all or a portion of the Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions, respectively.  Parties that purchase or sell Common Stock following the filing of the 13D Filings may be purchasing or selling Common Stock that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Issuer or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

    In August 2006, Chapman Capital initiated research into the suitability of the Funds making an investment in the Common Stock of the Issuer. Following several weeks of due diligence using publicly available information, Chapman Capital determined that the Issuer was a prime candidate for a going private transaction given that operating expenses (i.e., R&D and SG&A) historically had consumed over 85% of the Issuer’s gross profit, due in part to the Issuer’s mere $15 million/quarter revenue run-rate. Furthermore, Chapman Capital came to believe that the relative stability of the Issuer’s estimated $60 million in annual software license and maintenance revenue facilitated a leveraged capital structure such as that typically utilized by leading private equity investment partnerships.  In advance of making its initial purchases of Common Stock, in mid-August 2006, Mr. Chapman made several telephone calls to senior management of the Issuer to convey and check such conclusions; however, Chapman Capital has no record of any return phone calls being received.

On September 7, 2006, the Issuer announced that it had entered into a definitive agreement to be acquired by an affiliate of Thoma Cressey Equity Partners (“Thoma Cressey”) in a cash transaction valued at $8.38 per share of Common Stock. On such date, the Issuer stated, “After a review of our strategic alternatives by our board, we concluded that entering into an agreement with Thoma Cressey Partners to take the company private represents the best alternative available to our stockholders at this time.” As the market value of the Common Stock resultantly appreciated to a price in excess of $8.00/share, Chapman Capital determined to terminate its interest in directing the Funds to acquire a significant ownership stake in the Issuer.

In response to the Issuer’s November 10, 2006, submission to the Securities and Exchange Commission (SEC) of a Notification of Late Filing pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, the Issuer’s Common Stock plummeted as much as 13% to a daily low of $7.21 per share. The Issuer had determined to delay its filing of its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2006, to “enable the Audit Committee of the Company’s Board of Directors to evaluate the Company’s accounting for certain stock option grants made in 2000 and 2001.” Following this development, Chapman Capital reinstituted its research and analysis of the Issuer’s Common Stock. However, on November 30, 2006, Chapman Capital decided to delay any investment by the Funds in the Common Stock of the Issuer following a Form 8-K filing by Chordiant Software, Inc. (“Chordiant”; NASDAQ: CHRDD) in which Chordiant disclosed that its Chairman and Chief Strategy Officer, Mr. Samuel Spadafora, who coincidentally serves as a zero Common Stock-owning director of the Issuer, had his positions severed from Chordiant amid an options backdating scandal at Chordiant itself. As part of a separation agreement signed by both Chordiant and Mr. Spadafora, a) Mr. Spadafora agreed to resign as a director and employee of the Chordiant effective immediately, b) Chordiant agreed to pay Mr. Spadafora a severance payment in the amount of $125,000, c) Mr. Spadafora agreed to sign a release excluding certain indemnification rights, and d) Mr. Spadafora would be allowed to keep his computer, monitor and cell phone. Chapman Capital’s decision to defer having the Funds make an investment in the Common Stock was buttressed by the fact that Mr. Spadafora was now associated with not one but two options backdating scandals, potentially increasing the legal liability associated with this second Spadafora-associated options scandal and consequently causing a prudent investment partnership to terminate an acquisition agreement signed before such risk was known.

On December 18, 2006, the Issuer announced that it and Thoma Cressey had agreed mutually to terminate their pending merger agreement following the developing options backdating scandal. As a result of the approximate 15% resultant decline in the Common Stock to a valuation that appeared to favor upside reward over downside risk, Chapman Capital began to accumulate a significant ownership stake in the Issuer. Over the following several months, various members of Chapman Capital’s research staff, along with Mr. Chapman, have contacted various individual and institutional past and present owners of the Issuer in order to survey their views of, and background with, the Issuer. By February 28, 2007, Chapman Capital’s research led to the conclusion that there was virtually unanimous sentiment amongst the Issuer's ownership that the most suitable strategic course of action for the Issuer was to resume the auction process conducted by Morgan Stanley & Co., as compared to the arguably higher risk spend-for-growth strategy that has crippled numerous sub-$100 million technology companies in the past. As a result, on February 28, 2007, the Funds purchased sufficient shares of Common Stock such that their combined ownership stake in the Issuer surpassed the 5% threshold.

Throughout March 2007, Chapman Capital continued to contact various individual and institutional past and present owners of the Issuer in order to survey their views of, and background with, the Issuer. Particularly in light of the Issuer’s February 16, 2007, disclosure regarding the Issuer’s ongoing NASDAQ delisting risk, declining license revenue, and option-scandal related inability to announce full earnings results for the fourth quarter ended December 31, 2006, the Issuer’s ownership base conveyed a uniform desire for the Issuer’s Common Stock value to be maximized through a change-of-control transaction. Certain owners of the Issuer conveyed heightened concern over a potentially unacceptable corporate governance that could result from having Mr. Spadafora serve as Interim co-CEO (via the Issuer’s Management Oversight Committee) given the developments that led to his severance as Chairman and Chief Strategy Officer of Chordiant.

On March 6, 2007, Mr. Chapman initiated contact with the Board of Directors (“the Board”) of the Issuer, including Mr. Gary E. Haroian (now a “career director” with board memberships at Aspen Technology, Inc., Lightbridge Inc., Network Engines, Inc., and Phase Forward Inc.), Mr. Samuel T. Spadafora (aforementioned severed Chairman of Chordiant), Mr. Frank M. Polestra (retired partner of Ascent Venture Partners and former director of Network Engines, Inc.), Mr. Michael J. Roberts (Executive Director, Harvard Business School) and Dr. Timothy C. K. Chou (formerly employed by Oracle Corporation; current employment unknown). In addition, Mr. Chapman made contact with Mr. Michael B. Shahbazian, the Issuer’s Chief Financial Officer. In all communications with the Board and Mr. Shahbazian, Mr. Chapman strongly conveyed the views of Chapman Capital and also various individual and institutional past and present owners of the Issuer. Mr. Chapman communicated Chapman Capital’s expectation that the Board’s failure to consummate a merger transaction in the near future would result in the Board being replaced by the Issuer’s owners, particularly in light of the Board’s ownership of virtually zero shares of the Issuer.

On March 7, 2007, Mr. Chapman communicated to Thoma Cressey Chapman Capital's intention to file a Schedule 13D related to the Issuer with the SEC.

On March 7, 2007, Mr. Chapman communicated to Mr. Shahbazian that the Board’s failure to announce a definitive merger agreement no later than March 30, 2007, would result in the filing by the Reporting Persons of an amended Schedule 13D, which should be expected to include as an exhibit a letter to the Board making public the results of Chapman Capital’s recently accelerated investigation into the Board and management of the Issuer.  Furthermore, in response to certain comments made by Mr. Shahbazian during a conversation later that day, Mr. Chapman conveyed to Mr. Shahbazian Chapman Capital’s concern that, according to background checks directed by Chapman Capital, Mr. Shahbazian had been viewed negatively by various shareholders of Niku Corporation, ANDA Networks, Inc. and Walker Interactive, all of which in the past had employed Mr. Shahbazian in the capacity of Chief Financial Officer.  Mr. Shahbazian reacted temperamentally to Mr. Chapman with the eloquent response, “Fuck you!”  Mr. Chapman then forcefully informed Mr. Shahbazian that it was inappropriate and inadvisable for the Chief Financial Officer of a public company to utter such blasphemy to the advisor of a 9.3% ownership stakeholder in the Issuer.

From March 7-9, 2007, Chapman Capital communicated with various members of the Board, seeking feedback regarding the Original 13D and its assertion that a sale of the Issuer was its most suitable, risk-adjusted strategic plan.  On March 8, 2007, specific comments made by Board member Michael J. Roberts, Lead “Independent” Director of the Issuer, were interpreted as “anti-shareholder” by Chapman Capital and led it to conclude that Mr. Roberts should be replaced as a Board member at the earliest possible opportunity.

On March 9, 2007, Mr. Chapman communicated to Mr. Raj P. Sabhlok, the Issuer’s Senior Vice President of Operations, Chapman Capital’s continued confidence in Mr. Sabhlok’s ability to oversee the Issuer’s operations in the absence of a replacement of Mr. Stephen R. Wong, former Chief Executive Officer, Founder, and approximate 20% owner of the Issuer.  Mr. Chapman emphasized Chapman Capital’s view that it would be entirely premature for the Board to retain the services of, and enter into attendant financial and other contractual obligations with, such a replacement CEO before the Board had exhausted its efforts to sign a definitive change-of-control transaction.

On March 12, 2007, Chapman Capital issued a press release a) reiterating its demand that the Issuer be sold in a change-of-control transaction, and b) indicating Chapman Capital’s intent to seek nominees to replace directors Timothy C.K. Chou, Frank M. Polestra, Michael J. Roberts and Samuel T. Spadafora should a sale of the Issuer not be announced by March 30, 2007. This press release is attached hereto as Exhibit B.

From March 14-16, 2007, Mr. Chapman communicated with Mr. Gary E. Haroian, Chairman of the Board, regarding Chapman Capital’s desire to understand the Board’s perspective as it related to matters asserted by Chapman Capital in the Original 13D. Mr. Chapman repeatedly made clear that he desired to discuss either a) material, public information or b) immaterial, non-public information that would assist Chapman Capital in crafting a thoughtful mosaic of public information and personal deduction. Mr. Chapman reminded Mr. Haroian that according to former SEC Commissioner Isaac Hunt, Regulation FD was intended “to help the good analysts,” and not to allow directors to avoid or curtail discussion with public company owners. Electronic mail messages between Mr. Chapman and Mr. Haroian relating to these matters are attached hereto as Exhibits D - J.

On March 21, 2007, Chapman Capital issued a press release a) reiterating its demand that the Issuer be sold in a change-of-control transaction, and b) indicating Chapman Capital’s demand that Mr. Haroian resign as a director of the Issuer. This press release is attached hereto as Exhibit C.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 2,422,856 shares of Common Stock constituting 9.3% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
01/22/07	Common Shares	1,300	$ 6.22
03/01/07	Common Shares	39,400	$ 6.17
03/01/07	Common Shares	600	$ 6.13
03/01/07	Common Shares	11,300	$ 6.16
03/02/07	Common Shares	24,800	$ 6.18
03/05/07	Common Shares	7,743	$ 6.20
03/05/07	Common Shares	(500)	$ 6.19
03/06/07	Common Shares	500	$ 6.27
03/06/07	Common Shares	70,000	$ 6.24
03/06/07	Common Shares	847	$ 6.23

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
01/22/07	Common Shares	1,343	$ 6.22
01/23/07	Common Shares	14,088	$ 6.23
01/24/07	Common Shares	10,674	$ 6.23
01/25/07	Common Shares	43,322	$ 6.23
01/26/07	Common Shares	59,973	$ 6.17
01/29/07	Common Shares	32,800	$ 6.29
01/30/07	Common Shares	12,500	$ 6.31
01/31/07	Common Shares	9,474	$ 6.27
01/31/07	Common Shares	127,800	$ 6.28
02/01/07	Common Shares	22,524	$ 6.29
02/02/07	Common Shares	10,477	$ 6.30
02/05/07	Common Shares	37,365	$ 6.35
02/06/07	Common Shares	55,790	$ 6.35
02/06/07	Common Shares	7,100	$ 6.34
02/07/07	Common Shares	100	$ 6.35
02/08/07	Common Shares	40,600	$ 6.36
02/09/07	Common Shares	1,800	$ 6.37
02/12/07	Common Shares	6,870	$ 6.37
02/13/07	Common Shares	31,278	$ 6.37
02/14/07	Common Shares	7,000	$ 6.37
02/15/07	Common Shares	5,900	$ 6.37
02/20/07	Common Shares	(2,500)	$ 6.12
02/20/07	Common Shares	(6,985)	$ 6.12
02/20/07	Common Shares	(515)	$ 6.12
02/27/07	Common Shares	(8,880)	$ 6.03
02/28/07	Common Shares	100,000	$ 6.07
02/28/07	Common Shares	46,314	$ 6.04
02/28/07	Common Shares	(10,500)	$ 6.06
03/01/07	Common Shares	118,100	$ 6.17
03/01/07	Common Shares	1,600	$ 6.13
03/01/07	Common Shares	10,600	$ 6.16
03/02/07	Common Shares	23,332	$ 6.18
03/05/07	Common Shares	70,000	$ 6.20
03/05/07	Common Shares	(4,500)	$ 6.19
03/06/07	Common Shares	4,500	$ 6.27
03/06/07	Common Shares	630,000	$ 6.24
03/06/07	Common Shares	7,600	$ 6.23

The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated March 7, 2007 among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.
Exhibit B	Press Release from Chapman Capital a) reiterating its demand that the Issuer be sold in a change-of-control transaction, and b) indicating Chapman Capital’s intent to seek nominees to replace directors Timothy C.K. Chou, Frank M. Polestra, Michael J. Roberts and Samuel T. Spadafora should a sale of the Issuer not be announced by March 30, 2007.
Exhibit C	Press Release from Chapman Capital a) reiterating its demand that the Issuer be sold in a change-of-control transaction, and b) indicating Chapman Capital’s demand that Mr. Haroian resign as a director of the Issuer.
Exhibit D	E-mail from Mr. Gary Haroian, Issuer's Chairman of the Board, Audit Committee and Special Committee to Mr. Chapman.
Exhibit E	E-mail from Mr. Gary Haroian, Issuer's Chairman of the Board, Audit Committee and Special Committee to Mr. Chapman.
Exhibit F	E-mail from Mr. Chapman to Mr. Gary Haroian Chairman of the Board, Audit Committee and Special Committee.
Exhibit G	E-mail from Mr. Gary Haroian, Issuer's Chairman of the Board, Audit Committee and Special Committee to Mr. Chapman, Jr.
Exhibit H	E-mail from Mr. Chapman to Mr. Gary Haroian Chairman of the Board, Audit Committee and Special Committee.
Exhibit I	E-mail from Mr. Gary Haroian, Issuer's Chairman of the Board, Audit Committee and Special Committee to Mr. Chapman, Jr.
Exhibit J	E-mail from Mr. Chapman to Mr. Gary Haroian Chairman of the Board, Audit Committee and Special Committee.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 21, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 21, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 21, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Embarcadero Technologies, Inc. dated March 7, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: March 7, 2007

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B
[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

PRESS RELEASE

CHAPMAN CAPITAL REITERATES DEMAND FOR EMBARCADERO TECHNOLOGIES SALE

INVESTMENT ADVISOR TO SEEK NOMINEES TO REPLACE FOUR DIRECTORS

LOS ANGELES, CA. - MARCH 12, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own 9.3% of Embarcadero Technologies, Inc. (NASDAQ: EMBT; “Embarcadero” or “the Company”), today reiterated its demand that Embarcadero’s Board of Directors (the “Board”) maximize shareholder value via a change-of-control transaction. Moreover, following communications with the majority of Embarcadero’s Board that followed Chapman Capital’s March 7, 2007 filing with the Securities and Exchange Commission (SEC) of a Schedule 13D filing related to Embarcadero, Chapman Capital has determined to seek nominees to replace Class I directors Timothy C.K. Chou and Frank M. Polestra, and Class II directors Michael J. Roberts (lead “independent” director) and Samuel T. Spadafora, should a sale of Embarcadero not be announced by March 30, 2007.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “Embarcadero’s Board of Directors is virtually ownership-free, with only one director recently possessing a mere $65,000 in Embarcadero shares vs. funds advised by Chapman Capital owning over $15 million of this $170 million-in-market-capitalization company. The Board, with no meaningful ‘skin in the game,’ shall not be allowed to “play venture capitalist” with the hard-earned money of a shareholder base held hostage by weak corporate governance.”

Regarding Chapman Capital’s demand for the successful auction of Embarcadero, Mr. Chapman stated, “Morgan Stanley & Co., the financial advisor still retained by the Board, is in possession of a signed merger agreement and germane fairness opinion that with minor modification could be applied expeditiously to a revised merger proposal. In a period of record merger and acquisition activity driven by a multitude of cash-flush financial and strategic buyers, Morgan Stanley shall not be exculpated for failure by using the pretext of a shareholder base that is openly willing to sell.”

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing. The firm currently manages over $300 million as the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 9.3% of Embarcadero’s common shares. Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty publicly-traded companies, including a recently closed transaction involving Glenayre Technologies, Inc. and pending transactions involving Carreker Corporation, Sunterra Corporation, and The BISYS Group, Inc. Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA. Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

Embarcadero Technologies, Inc. delivers professional grade database tools that companies use to design, develop and manage databases and the data they contain. More than 12,000 customers worldwide and over 90 of the Fortune 100 rely on Embarcadero’s cross-platform tools to reduce complexity, improve productivity and strengthen security. The company’s flagship database tools include: ER/Studio, DBArtisan, Rapid SQL and Change Manager. Founded in 1993, Embarcadero Technologies is headquartered in San Francisco with offices in Melbourne, Australia, Munich, Germany and Maidenhead, United Kingdom. Related news releases, as well as additional information on Embarcadero Technologies, may be found at http://www.embarcadero.com.

CONTACT:

John K. Matthews

Phone: (310) 662-1900 x 209

Exhibit C

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

PRESS RELEASE

CHAPMAN CAPITAL SEEKS GARY HAROIAN RESIGNATION FROM EMBARCADERO BOARD

INVESTMENT ADVISOR CONTINUES TO DEMAND SALE OF COMPANY

LOS ANGELES, CA. - MARCH 21, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own 9.3% of Embarcadero Technologies, Inc. (NASDAQ: EMBT; “Embarcadero” or “the Company”), today announced its demand that Mr. Gary E. Haroian immediately resign from Embarcadero’s Board of Directors (the “Board”). This follows Chapman Capital’s March 12, 2007 announcement that it had determined to seek nominees to replace Class I directors Timothy C.K. Chou and Frank M. Polestra, and Class II directors Michael J. Roberts (lead “independent” director) and Samuel T. Spadafora, should a sale of Embarcadero not be announced by March 30, 2007.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “Public company directors hiding shamelessly and disingenuously behind a convenient but ignorant interpretation of Regulation Fair Disclosure, in order to shirk their fiduciary duties of due care and loyalty, are a plague being visited upon Wall Street. Instead of committing the time and effort to understand issuers’ operations, financial condition, strategic positioning and management performance, these expensive substitutes for true corporate governors attempt to obfuscate their parasitic ineptitude behind the facade of Reg. FD compliance. There exists no section, guideline or other language within Reg. FD that restricts the discussion of material, public or immaterial, non-public information between public company directors and owners. At the risk of stating the obvious, the fact that public information being targeted for discussion had been disclosed previously makes Mr. Haroian’s pretext for ‘owner avoidance’ patently absurd.”

Regarding Chapman Capital’s demand for Mr. Haroian’s immediate resignation, Mr. Chapman stated, “Mr. Haroian has been compensated into the hundreds of thousands of dollars while acting out the part of a ‘career director’ on the boards of Embarcadero, Aspen Technology, Inc., Lightbridge, Inc., Network Engines, Inc., and Phase Forward Inc. In order to reinstate any semblance of obeying his responsibility to the owners of these public companies, Mr. Haroian should resign from whichever boards necessary to allow for his adequate attention and focus on the remaining issuers.”

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing. The firm currently manages over $350 million as the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 9.3% of Embarcadero’s common shares. Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty publicly traded companies, including a recently closed transaction involving Glenayre Technologies, Inc. and pending transactions involving Carreker Corporation and Sunterra Corporation. Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA. Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

Embarcadero Technologies, Inc. delivers professional grade database tools that companies use to design, develop and manage databases and the data they contain. More than 12,000 customers worldwide and over 90 of the Fortune 100 rely on Embarcadero’s cross-platform tools to reduce complexity, improve productivity and strengthen security. The company’s flagship database tools include: ER/Studio, DBArtisan, Rapid SQL and Change Manager. Founded in 1993, Embarcadero Technologies is headquartered in San Francisco with offices in Melbourne, Australia, Munich, Germany and Maidenhead, United Kingdom. Related news releases, as well as additional information on Embarcadero Technologies, may be found at http://www.embarcadero.com.

CONTACT:

John K. Matthews

Phone: (310) 662-1900 x 209

Exhibit D

From: Gary Haroian [mailto:gharoian@comcast.net]
Sent: Thursday, March 15, 2007 3:47 PM
To: 'Robert L. Chapman, Jr.'
Cc: 'Ferruolo, Stephen C.'
Subject: Got your messages

Bob,

I received your messages. I had dental surgery this morning and have 10 stitches on the inside of my mouth so I have been rendered speechless for today. I did speak with Stephen Ferruolo, our outside counsel, last night and we would be happy to speak to you some time tomorrow. Given my position as Audit Chair and Special Committee Chair, I would feel more comfortable having Stephen join us on the call just so someone is keeping me honest on what is public and what is non-material.

Best time for me would be around 1pm Pacific Time. If that doesn’t work, let us know what does.

Gary E. Haroian
(508) 435 3233 (office)
(781) 856 5050 (mobile)
gharoian@comcast.net

Exhibit E

From: Gary Haroian [mailto:gharoian@comcast.net]
Sent: Friday, March 16, 2007 10:51 AM
To: Robert L. Chapman, Jr.
Cc: 'Ferruolo, Stephen C.'; Michael Shahbazian
Subject: RE: Got your messages

Bob,

Got your voicemail last night regarding a call. While I understand your concern regarding the cost associated with having counsel on the call, given all that has transpired between Embarcadero and Chapman Capital over the last 10 days, we would still prefer that Stephen Ferruolo be present for any interactions between you and the Company at the present time. If this is agreeable to you, please email back to all of us and Stephen can set up a dial in for our call.

Thanks

GH

Exhibit F

From: Robert L. Chapman, Jr.
Sent: Friday, March 16, 2007 4:39 PM
To: gharoian@comcast.net
Cc: Michael.Shahbazian@embarcadero.com
Subject: Chapman Capital Activism: Embarcadero Technologies (EMBT): Reg FD Compliance

March 16, 2007

Mr. Gary E. Haroian
Chairman
Embarcadero Technologies, Inc.
31 Tammer Ln
Hopkinton, MA 01748-2600
Office: (508) 435-3233

Mr. Haroian,

As I presumed you were aware as a director of nearly a half dozen publicly traded companies, Regulation FD ("Reg. FD") does not preclude public company insiders (e.g., directors and management) from speaking with outsiders without legal counsel present. Public company directors have the responsibility of taking the time to understand Reg. FD, and thereafter apply its guidelines and rules to their own professional deportment in their roles as insiders. Needless to say, the scheduling, administration, and expenses that would be associated with outside legal counsel accompanying all insider communications/disclosures with outsiders would be debilitating to any organization, large or small.

However, it seems you prefer to waste my investors' hard-earned money (indirectly via their 9.3% ownership of Embarcadero, which would pay legal bills submitted to it on your behalf) versus fulfilling your duty of due care (by taking your own time to understand Reg. FD). As a fiduciary to my investors, I must insist that their money not be squandered on over-priced attorneys with strong incentive to prolong their hourly, billable services rendered. As a result, instead of wasting my investor's money, you may accomplish your purported goals of Reg. FD compliance as follows:

1) Regulation FD Compliance by Goodwin Procter File: you may, free of charge and on your own (vs. an overpaid attorney's) time, review the attached, extremely thorough guide on Regulation FD compliance;

2) "Life under regulation FD: More disclosure or more confusion?" This publication offers perspectives on legislation, regulation, and litigation. See link below, and note that Chapman Capital is more than happy to reimburse you for the $112.50 cost should you believe your director's fees are not adequate to cover this expense:
http://www.amazon.com/Life-under-regulation-perspectives-legislation/dp/
1930742169/ref=sr_1_2/104-1652209-2062302?ie=UTF8&s=books&qid=1174074064
&sr=8-2

3) Regulation FD Itself: freely available 24/7 for your review in its entirety at http://www.sec.gov/rules/final/33-7881.htm

Once again, presumably not one the owners of Aspen Technology, Lightbridge, Network Engines, Phase Forward or I want to believe that a public company in which we have a direct or indirect ownership stake has as a director a man who does not have an adequate understanding of Regulation FD, rendering such director unable to communicate (without costly, hourly legal hand-holding) with the owners who elected them into office, pay their fees, and are diluted by their stock option and share grants. I trust this is not the case with you or Mr. Shahbazian, and that a prompt return call to one of my several un-answered phone calls will be evidence thereof.

Contrarily, a continuation of the charade currently being employed by you and Mr. Shahbazian will confirm my concerns that you, in fact, have not taken the time, as is your responsibility, to understand Reg. FD and communicate safely under its guidelines. In that event, I shall demand publicly that you resign from your position as a director of Embarcadero Technologies, and be replaced with someone willing to familiarize himself with a regulation so fundamental to a public company director's fulfillment of fiduciary duties.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

Attachment: Regulation FD Compliance by Goodwin Procter.pdf

Exhibit G

From: Gary Haroian [mailto:gharoian@comcast.net]
Sent: Friday, March 16, 2007 1:39 PM
To: Robert L. Chapman, Jr.
Cc: Michael.Shahbazian@embarcadero.com
Subject: RE: Chapman Capital Activism: Embarcadero Technologies (EMBT): Reg FD Compliance

Please see my most recent email...this isn't about Reg FD.

GH

Exhibit H

From: Robert L. Chapman, Jr.
Sent: Friday, March 16, 2007 1:47 PM
To: 'Gary Haroian'
Cc: Michael.Shahbazian@embarcadero.com
Subject: RE: Chapman Capital Activism: Embarcadero Technologies (EMBT): Reg FD Compliance

March 16, 2007

Mr. Gary E. Haroian
Chairman
Embarcadero Technologies, Inc.
31 Tammer Ln
Hopkinton, MA 01748-2600
Office: (508) 435-3233

Mr. Haroian,

In your E-mail below, you stated your goal as one of "keeping [you] honest on what is public and what is non-material." This seems to pertain precisely to Reg. FD. Please inform me to what you are referring if not Reg. FD compliance.

I want to note that you are wearing my patience very thin given that I just identified, with little effort, specific language of yours that you chose to explain why you would not return my call without legal counsel present. I strongly encourage you to reconsider the tact you have chosen to deal with the advisor to one of Embarcadero's largest owners.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

Exhibit I

From: Gary Haroian [mailto:gharoian@comcast.net]
Sent: Friday, March 16, 2007 1:19 PM
To: Robert L. Chapman, Jr.
Subject: RE: Got your messages

Bob,

Just received your voicemail…I have a pretty good sense of the ins and outs of reg FD after all these years of dealing with shareholders as a corporate officer and director. I just had a one on one discussion with an Embarcadero stockholder as recently as a week ago and would be happy to speak to other stockholders one on one who are dealing with the Company in a more traditional manner. With respect to you, there is an added a layer of concern given the tone and manner of the filings and press releases you have made. I am only interested in doing what is in the best interest of all of the stockholders. We are more than happy to speak to you under the conditions I have laid out in two separate emails.

Just let us know when you want to talk.

GH

Exhibit J

From: Robert L. Chapman, Jr.
Sent: Friday, March 16, 2007 2:17 PM
To: 'Gary Haroian'
Cc: 'Michael Shahbazian (Michael.Shahbazian@embarcadero.com)'
Subject: RE: Chapman Capital Activism: Embarcadero Technologies (EMBT):
Press Release for Haroian Resignation

March 16, 2007

Mr. Gary E. Haroian
Chairman
Embarcadero Technologies, Inc.
31 Tammer Ln
Hopkinton, MA 01748-2600
Office: (781) 856-5050

Mr. Haroian,

As you have stated in writing below that you have decided to offer disparate treatment of Chapman Capital L.L.C., the advisor to 9.3% of Embarcadero Technologies, Inc. vs. that offered "as recently as a week ago" with "an[other] Embarcadero stockholder", despite your "hav[ing] a pretty good sense of the ins and outs of reg [sic] FD after all these years of dealing with shareholders as a corporate officer and director," you should expect next week to see public dissemination of non-"traditional filings and press releases" from our firm regarding our demand that you resign your directorship of Embarcadero Technologies, Inc.

As for your purported interest "in doing what is in the best interest of all of the stockholders," I disrespectfully suggest the following initial steps in pursuit of that goal:

1) Remove Yourself From Several Public Company Boards of Directors: this should allow you to commit the proper time and resources to fulfilling your fiduciary duties and duty of due care to the owners you purport to represent;

2) Audit Committee Chairman: obtain tutelage and other guidance from more qualified, accomplished individuals regarding which actions lead to the timely preparation, completion and dissemination of public company financial statements, as compared to your oversight of Embarcadero's unreliable past Forms 10-Q and 10-K and defunct current financial results; if you are unwilling to obtain such an education, you should not allow yourself to be nominated into such a key governance role.

3) Special Committee Chairman: obtain tutelage and other guidance from more qualified, accomplished individuals regarding which actions lead to the successful consummation of M&A transactions, as compared to your oversight of the aborted Thoma Cressey Bravo $8.38/share agreement to acquire Embarcadero Technologies, Inc.; if you are unwilling to obtain such an education, you should not allow yourself to be nominated into such a key strategic role.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com